UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-24100
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
HMN Financial, Inc.
1016 Civic Center Drive
Rochester, MN 55901

REQUIRED INFORMATION
The financial statements filed as a part of the annual report of the plan include:
1.	Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

2.	Audited statements of changes in net assets available for benefits as filed under ERISA.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Financial Statements
December 31, 2007 and 2006

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN

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KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
     Home Federal Savings Bank Employees’
     Savings and Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of the Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Minneapolis, Minnesota
June 19, 2008

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS & PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	December 31,
	2007	2006
Investments:
Cash and cash equivalents	$40,342	114,094
Collective trust fund	436,303	462,472
Common stock at fair market value	1,101,608	1,223,380
Mutual funds at fair market value	6,498,791	5,439,817

	8,077,044	7,239,763

Participant loans	49,899	49,389

Net assets available for benefits, at fair value	8,126,943	7,289,152

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,313	6,567

Net assets available for benefits	$8,128,256	7,295,719

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS & PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Contributions:
Employer	$113,319	141,501
Employee	859,634	758,225
Rollover	172,965	56,874

Total contributions	1,145,918	956,600

Distributions	(460,501)	(284,110)

Investment income:
Net appreciation (depreciation) on fair market value of investments:
Mutual funds	66,195	347,298
Common stock	(391,997)	181,104
Net appreciation on contract value of collective trust fund	13,500	18,695

Total net appreciation (depreciation)	(312,302)	547,097

Interest	3,552	3,738
Dividends	476,132	266,303
Less asset management fees	(20,262)	(10,067)

Net investment income	147,120	807,071

Increase in net assets available for benefits	832,537	1,479,561

Beginning of year	7,295,719	5,816,158

End of year	$8,128,256	7,295,719

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
(b)	Adoption of New Accounting Standard
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires the Plan to value the holdings of investment contracts at fair value. The FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required for the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
This FSP is effective for financial statement periods ending after December 15, 2006, at which time the Plan adopted it.
(c)	Custodian of Investments
FiServ Trust Corporation is the trustee and custodian of all Plan assets.
(d)	Plan Administration
Home Federal Savings Bank (the Company) is the administrator of the Plan. Alliance Benefit Group performs the participant accounting.
(e)	Valuation of Investments
Investments are stated at their fair market value. The Plan holds investments in guaranteed investment contracts (GICs) as part of the collective trust funds. GICs are reported at fair value. The fair values of the GICs are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Investments in common stock are valued at the quoted market price. Participant loans are valued at cost, which approximates fair value. Dividends are recorded on the ex-dividend date and are reinvested in the respective funds.
Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof based on average cost.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(f)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
(g)	Costs and Expenses
Asset management fees ranging between 38 and 85 basis points are assessed annually on average net asset values and are deducted from the individual funds. In addition, the Company paid accounting fees totaling $2,714 and $10,330 in 2007 and 2006, respectively.
(h)	Benefits
Benefits are recorded when paid.
(2)	Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.
(a)	General
The Plan is a defined contribution plan, qualified under section 401(a) of the Internal Revenue Code. The Plan includes 401(k) provisions, which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax basis through payroll deductions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).
All Company employees who have attained the age of 18 are eligible to participate in the Plan, subject to entry dates.
(b)	Funding Policy
Participants have the ability to contribute up to 50% of their monthly compensation on a pretax basis to the Plan. Participant contributions are subject to the Internal Revenue Service maximum annual limits of $15,500 during 2007 and $15,000 during 2006. The Company matches 25% of each participant’s contribution not in excess of 8% of the participant’s annual salary. Participants over the age of 50 were allowed to contribute an additional $5,000 as a “catch-up” contribution during 2007 and 2006, as allowed by the tax law changes of 2001.
The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 2007 or 2006.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(c)	Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined.
(d)	Vesting
Participants are immediately vested in their contributions and the actual earnings thereon.
Employees hired after January 1, 2002 are subject to a 3-year cliff vesting for the employer matching contributions. All other employees are immediately vested in the employer contributions received during the plan year.
Forfeited amounts totaled $5,126 and $17,049 for 2007 and 2006, respectively, and are used to reduce future employer match obligations. In 2007, these forfeitures plus forfeitures from prior years and earnings on prior year forfeitures of $50,688 and $10,480 were used to reduce current year employer contributions and plan fees, respectfully.
(e)	Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 to 5 years, except loans used to purchase a primary residence which may have a term up to 15 years. All loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%. Principal and interest payments must be made monthly.
(f)	Concentration of Market Risk
At December 31, 2007 and 2006, approximately 14% and 17%, respectively, of the Plan’s net assets were invested in the common stock of HMN Financial, Inc. The underlying value of the HMN Financial, Inc. Common Stock is entirely dependent upon the performance of HMN Financial, Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of HMN Financial, Inc. Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
(g)	Distributions
Upon termination of employment for any reason, the vested portion of the participant’s account balance becomes fully payable.
(h)	Participating Employers
The Company is a member of a controlled group of corporations as defined in Section 414(b) of the Internal Revenue Code. All members of the controlled group participated in the Plan.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(3)	Plan Termination
The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their account balances and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.
(4)	Description of Investment Options
Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of the investment options the Plan offers in increments of 1%.
American Funds Europacific Fund A
This fund invests in growing companies based chiefly in Europe and the Pacific Basin, ranging from small firms to large corporations. It invests primarily in common and preferred stocks, convertibles, American Depositary Receipts, European Depositary Receipts, bonds and cash. Normally, at least 80% of assets must be invested in securities of issuers domiciled in Europe or the Pacific Basin.
American Funds Growth Fund A
This fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks. The fund may invest in cyclical companies, turnarounds and value situations. It invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash.
American Funds AMCAP Fund A
This fund seeks to provide long-term growth of capital. It invests in established growth companies of any size with records of steady, above-average earnings and a growth rate faster than that of the general market. The fund primarily invests in U.S. common stocks, as well as convertible preferred stocks and cash and equivalents.
Dodge & Cox Stock Fund
The objective of this fund is long-term growth of principal and income. The fund invests primarily in a diversified portfolio of common stocks.
Wells Fargo Stable Value Fund M
This fund invests in investment instruments issued by highly rated financial institutions. These instruments include guaranteed investment contracts, bank investment contracts and security-backed contracts. Safety of principal, consistency of returns with minimal volatility and liquidity for participant-initiated withdrawals are key objectives of the fund.
T. Rowe Price Mid Cap Growth Advisors
This fund seeks capital appreciation by investing primarily in equity securities of companies with earnings that are expected to grow at an above-average rate. Current income, if considered at all, is a secondary objective.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Royce Premier
This fund seeks capital appreciation by investing primarily in stocks of small companies, as determined by either market capitalization or assets.
Strong Government Securities Fund
This fund invests primarily in high-quality bonds issued by the U.S. government or its agencies. The fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation.
Vanguard 500 Index
This fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate the composition and total return of the S&P 500 Index while keeping transaction costs low.
Vanguard Mid Cap Index
This fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate that composition and total return of the S&P 400 Mid Cap Index while keeping transaction costs low.
Vanguard Wellesley
This fund seeks total return by investing in a relatively fixed combination of both stocks and bonds. In general, these funds will hold a minimum of 25% in stocks and 25% in bonds at any time.
HMN Financial, Inc. Stock
The fund invests in the common stock of HMN Financial, Inc., the Holding Company of Home Federal Savings Bank.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(5)	Investments
The following investments equal or exceed 5% of net assets available for plan benefits at December 31, 2007 and 2006:

	Fair market value
	December 31,
	2007	2006
American Funds AMCAP Fund A	$467,593	346,568
American Funds Europacific Fund A	1,011,913	694,764
American Funds Growth Fund A	491,060	435,048
Dodge & Cox Stock Fund	944,661	799,309
Wells Fargo Stable Value Fund M	436,303	462,472
Royce Premier	795,903	710,579
Strong Government Securities Fund	407,962	334,686
Vanguard 500 Index	774,096	673,071
Vanguard Mid Cap Index	824,739	801,229
Vanguard Wellesley	442,909	312,612
HMN Financial, Inc. Stock	1,101,608	1,223,380
(6)	Income Tax Status
The Internal Revenue Service (the IRS) determined and informed the Company by a letter dated May 11, 1994 that the Plan and related trust, as then designed, were in compliance with the provisions of 401(a) of the Internal Revenue Code (the IRC) and were thereby exempt from federal income taxes under Section 501(a) of the code. The Plan has been amended in its entirety since receiving this determination letter. During 1999, the Plan, as amended, was again submitted to the IRS for determination of its tax-exempt status. A favorable determination was received on March 15, 2000. The Plan was also amended during 2003 and a favorable determination letter was received on November 17, 2003; therefore, no provision for income taxes has been included in the Plan’s financial statements. The Company believes the Plan continues to qualify and operate as designed.
(7)	Party-in-Interest Transactions
The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party-in-interest. Also, certain Plan investments are shares of mutual funds managed by Alliance Benefit Group (ABG). ABG is appointed as the third-party administrator of the Plan as defined by the Basic Plan Document and is a party-in-interest. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN
Schedule of Assets (Held at End of Year)
December 31, 2007

	Number	Current
Description	of units	value
American Funds AMCAP Fund A	23,194.107	$467,593
American Funds Europacific A	19,892.128	1,011,913
American Funds Growth Fund A	14,438.696	491,060
Dodge & Cox Stock Fund	6,832.498	944,661
Wells Fargo Stable Value Fund M	10,505.726	436,303
Royce Premier	45,846.971	795,903
Strong Government Securities Fund	38,742.789	407,962
T. Rowe Price Mid Cap Growth Advisors	5,921.770	337,955
Vanguard 500 Index	5,727.681	774,096
Vanguard Mid Cap Index	39,842.459	824,739
Vanguard Wellesley	20,298.279	442,909
Fidelity Advisor Daily Prime Money	1,848.920	1,849
First Trust Institutional Money Market	472.820	473
First Trust Money Market Account	38,019.938	38,020
*HMN Financial, Inc. Stock	44,872.000	1,101,608
Participant Loans (5.50% to 9.25%)	12.000	49,899

Total investments		$8,126,943

*	Party-in-interest
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

Date: June 27, 2008	By:	/s/ Michael McNeil
Michael McNeil
Title: President,
Home Federal Savings Bank

EXHIBIT INDEX

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm